MUTUAL OF AMERICA
LIFE INSURANCE COMPANY

320 PARK AVENUE
NEW YORK NY 10022-6839
212 224 1840
212 224 2518 FAX

AMY LATKIN
VICE PRESIDENT AND
ASSISTANT GENERAL COUNSEL
CORPORATE LAW

Via Edgar Correspondence

April 30, 2010

Mr. Sonny Oh, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

SEC Staff Comments on Post-Effective Amendment No. 41 under the Securities Act of 1933 and No. 42 under the Investment Company Act of 1940 to the Registration Statement on Form N-4 of Mutual of America Separate Account No. 2 (TVIF Contracts) (SEC File No. 002-90201, 811-03996)

Dear Mr. Oh:

On behalf of the registrant, Mutual of America Life Insurance Company, set forth below are responses to the comments that you provided by telephone to Thomas Martin and me on April 12, 2010 concerning the above referenced Post-Effective Amendments.

This will confirm advices received in your telephone conference with Thomas Martin that, as to all of the Separate Account No. 2 filings on Form N-4, and the Separate Account No. 3 filing on Form N-6, by this registrant, the date of the change in the Separate Account fee structure has been set at August 1, 2010, so that it will no longer read “on or after August 1, 2010”, and because of the date certain for the change, the May 1, 2010 prospectus will serve as notice of the change date, rather than a separate written notice, as had been contemplated when the exact date was uncertain.  The reference to the separate written notice has accordingly also been deleted, as was also mentioned in the April 12, 2010 telephone discussion.

Prospectus

Comment 1:	Disclose if the Company relies on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934.
Response:	The Company does not rely on Rule 12h-7.

Comment 2:	Delete the last sentence of the preamble of “Transaction Expenses” under the heading “Tables of Annual Expenses.”
Response:	We have deleted the sentence, “we do not impose sales changes at the time of purchase, deferred sales charges at the time of surrender, or charges for exchanges between Investment Alternatives.”

Comment 3A:

Describe what will happen to contracts currently enjoying the reduced fee following the Change Date. Add this to the section entitled “Charges under the Contracts” and “Charges You and Your Employer will Pay.”

Response:

A disclosure of the effects of the new fee structure on accounts currently qualifying for the reduced fee, commencing on the Change Date has been added in those locations, using a bullet point format for ease of understanding by the reader.

Comment 3B:	Describe “Hotline Plus” in plain English.
Response:	A definition describing the Hotline Plus system and providing examples of how it can be used by employers has been added to the definitions section of the prospectus.

Comment 3C:

More clearly separate the references to reduced fees prior to the Change Date, Tier 1 Reduced Fees and Tier 2 Reduced Fees that currently appear in footnote 3 to the expense table into separate footnotes and use plain English in rewording the references.

Response:

The footnote has been significantly reworked and, per Thomas Martin’s call to you on April 13, 2010 discussing the same comment to the 457 prospectus, much of the repetitive material concerning Tier 1 and Tier 2 Reduced Fees, including eligibility and the effect of crediting outside adviser reimbursements now resides in the “Charges under the Contracts” and “Charges You and Your Employer will Pay” sections and the footnote refers the reader to those sections. Those sections have also been reworked to more clearly separate the Tier 1 and Tier 2 fees. Headings have been added to each footnote to enhance understanding. This response should be read in conjunction with the response to comments 7A and 7C, which also resulted in changes to these sections.

Comment 3D:	Include under “Charges under the Contracts” a general explanation of the changes after the “Change Date”, such as the creation of Tiers 1 and 2 for reduced fees.
Response:	Language describing the changes after the Change Date has been added to that section.

Comment 3E:	Define eDocuments, including what it is used for and Termination Rights of Subscribers.
Response:	Reference in the text has been inserted directing the reader to the Definitions section, where a detailed description of eDocuments, including the requirement of a consent and the manner of revoking the consent to electronic document delivery are described.

Comment 3F:	The example should be based upon the new maximum costs of 2.50%.
Response:

Our Finance Division confirmed that the example is based upon the maximum fee of 2.00% and would not change for either period, so a separate example for after the Change Date has not been added because it would be no different than the present example.

Comment 3G:	Consider adding the per participant charges under “Employer Charges” in the Expense Table.
Response:

This was discussed with outside counsel who advised that since these are not charges payable by the Participants, who are the actual investors, it should not affect the Expense Table. Based upon that advice, the charges have not been added to the Table.

Comment 3H:	In the Fee Table, add VEC Contracts to the list of contracts subject to the new fee structure, both in the preamble and in footnote 4.
Response:

The current standard and maximum standard fees for both current and after the Change Date apply to VEC, IRA, FPA and TDA Contracts. The reduced fees for both current and after the Change Date only apply to TDA Contracts. The Fee Table was revised to indicate as such and before all reduced fee disclosure a statement was added indicating that reduced fees are only available for TDA Contracts.

Comment 3I:	Change “following the effective date of the increase” in the table to “commencing on the Change Date.”
Response:	This change has been made.

Comment 3J:	Provide the current and maximum loan interest charges after and separate from the Separate Account charges, per Item 3A of Form N-4.
Response:

The current and maximum loan interest charges as of April 1, 2010 have been added to the table after the Separate Account charges. These rates only apply to loans for new contracts in the second quarter of 2010. Since the rates are adjustable and change monthly they cannot be calculated other than currently. Existing loans may have a different rate as rates vary each month and are determined when the contract was issued. Per footnote 2 to the Fee Table, the rate is adjusted to not exceed the higher of (a) 1% above the current rate of interest credited to Account Values held in the General Account for TDA Contracts at the time of the loan and (b) the Moody’s Corporate Yield Average.

Comment 3J:	Based on the discussion in footnote 2 and section “Loan Interest Under TDA Contracts”, clarify whether the interest charged on the loan is offset by interest credited to the collateral.
Response:

Footnote 2 has been augmented with a cross reference to “Loan Interest Under TDA Contracts” and “Loans under a TDA Contract,” and more specific language addressing the loan interest was added to these sections. In addition, a cross reference to “Loans under a TDA Contract” has been added to the loan information in “Charges under the Contracts”. As for the interest on the collateral deposited in the General Account and the Loan interest, they are treated separately and independently, so there is no offset and this has been clarified in “Loan Interest Under TDA Contracts” and “Loans under a TDA Contract.”

Comment 4A:

In “Charges under the Contracts,” separate the disclosures for the period prior to the Change Date from those pertaining to the period commencing with the Change Date, and separate the disclosures of Tier 1 and Tier 2 Reduced Fees.

Response:	The language of this section has been significantly reorganized and rewritten to address your comment.

Comment 4B:

Eliminate repetitive information on the detailed charges from “Charges under the Contracts” and the expense table footnotes, and refer to such information at its later location under “Charges You and Your Employer will Pay.”

Response:

Repetitive language about the administrative, distribution and expense risk charges under the footnotes “Charges under the Contracts” has been eliminated and language has been added and reworked in “Charges You and Your Employer will Pay.” References to “Charges You and Your Employer will Pay” have been added to “Charges Under the Contracts” and the footnotes to the expense tables. Subheadings have been added to “Charges Under the Contracts” to enhance understanding of the topics disclosed therein.

Comment 4C:

If there are employer charges, add a caption and add appropriate language to “Charges You and Your Employer Will Pay” to reflect the employer charge. Also, confirm the lack of charges for Plans other than TDA Plans.

Response:

In light of comments received to streamline and condense the prospectus and provide cross references, a section on Employer Charges, with the appropriate caption, has been added to the “Charges You and Your Employer Will Pay” section, with a cross reference to this section in the Summary section. Also, it has been confirmed that the reduced fee structure is only associated with TDA Plans. Language has been added before all reduced fee disclosure providing that reduced fees are available only for TDA Plans.

Comment 4D:	Bold the paragraph which sets forth the electronic funds transfer requirement for reduced fee eligibility commencing January 1, 2011.
Response:	A subheading has been added to the paragraph and it has been converted to bold text in its entirety.

Comment 5:

With respect to cancellation rights in the “Summary” section and “Purchasing a Contract and Making Contributions” section, disclose that the policyholder always has the right to surrender the policy and receive the value of the invested assets under the policy, even in jurisdictions that otherwise require the return of premiums upon a cancellation within the 10-day free-work period.

Response:

Under our IRA or FPA policies, a policyholder can surrender it at any time without incurring any charges and, upon surrender; the policyholder would receive the account value, consisting of the account value minus outstanding policy loans and unpaid charges. A reference to the ability to cancel has been added to the language under “Cancellation Right,” and a cross reference to “Purchasing a Contract and Making Contributions — Cancellation,” has been added.

Comment 6:	Check the descriptions of the investment alternatives to make sure they accurately reflect the objectives and policies of the underlying funds.
Response:	This has been done and any necessary language adjustment shave been made.

Comment 7A:	Clarify that the monthly participant charge refers to the monthly portion of the annual contract fee in footnote No. 1 to the expense tables, and in “Charges You and Your Employer will Pay.”
Response:

Two explanatory sentences clarifying this point have been added to footnote No. 1 and to “Charges You and Your Employer will Pay — Monthly Participant Charge.” Under “Charges Under the Contracts”, we added a cross reference to “Charges You and Your Employer will Pay” — Monthly Participant Charge.”

Comment 7B:

The $300 account balance exemption from the monthly participant fee does not appear in all places where the fee waiver is discussed. Consider cross referencing footnote No. 1 and appropriate portion of “Charges Under the Contracts” to “Charges You and Your Employer will Pay — Monthly Participant Charge.”

Response:

The references to the waiver of the monthly participant charge in footnote No. 1 and “Charges Under the Contacts” have been shortened and cross references have been added to “Charges You and Your Employer will Pay — Monthly Participant Charge,” which latter section has also been edited for clarity and completeness.

Comment 7C:	Disclose the current fee structure and fee structure after the Change Date and separate their respective discussions in “Charges You and Your Employer will Pay.”
Response:

The subsections entitled “Separate Account Charges,” “Distribution Expense Charge” and “Expense Risk Charge” have been subdivided into separate groupings captioned, “Prior to the Change Date” and “Commencing on the Change Date,” to clearly describe the fee structures separately.

Comment 7D:	For consistency, in the “Summary of Charges” section, consider revising the caption to read “Charges You or Your Employer Will Pay.”
Response:	The section heading was revised per the suggestion.

Comment 8:	Explain the basis for disclosing the new 403(b) Rules.
Response:	The TDA Plans fall under Rule 403(b), therefore the same 403(b) disclosure is provided here.

Comment 9:

Under “Accumulation Unit Values for Transactions,” the reference to “Business Day” in the newly added language is confusing because “Business Day” is not defined and “Valuation Day” is used in that same section.

Response:

The language that was added prior to the 485(a) filing was intended to address the issue of disclosing when we are deemed to have “received” a depositor request by stating that a deposit or request had to arrive on a day that we were open for business. The intent was to address such things as faxes that may arrive on a Company holiday. Language has been added to this effect and the language that had been added to the last draft has been removed.

Comment 10A:	Please bold the language providing that non-trusteed loans require collateral equal to 120% of the loan amount.
Response:	This has been done, and language in bold print has been added to footnote No. 2 to the Expense tables and to “Loan Charges” describing the 120% requirement.

Comment 10B:

Disclose that amounts held in the General Account as collateral for a loan may earn a lower rate of interest than other amounts in the General Account and than investments in the Separate Account investment alternatives.

Response:	This had been done.

Comment 11:	There is no reference in “Notice of Amendment and Option to Discontinue” to what options or rights may exist following a discontinuance.
Response:	Language has been added that discusses the effects of a discontinuance, and what options or rights may exist following a discontinuance.

Comment 12:

With regard to “Amount of Annuity Payments,” discuss other factors that may affect the amount of annuity payments and briefly discuss the effect of frequency and duration of payments on the level of annuity benefits.

Response:

Language has been added to address these comments. Age, form of annuity, purchase rates and a joint annuitant’s age, in appropriate cases, were added. Since we only offer monthly payments, a sentence to that effect was added, to address frequency. A brief reference to the effects of duration on the level of payments was also added.

Comment 13A:	Under “Our General Account,” set forth a numerical minimum guaranteed credited interest rate.
Response:	This has been done. As we had discussed, the 1% minimum under the NAIC formula was used.

Comment 13B:

Disclose that the General Account assets are subject to claims of the Company’s general creditors and are the source of claims payments under our contracts and policies. In addition, mention that participants considering allocating amounts to the General Account should consider our claims paying ability and financial strength.

Response:	The requested disclosures have been added to “Our General Account.”

Comment 14:	Restore deleted language under “Transfers and Allocation Changes by Telephone or Internet.”
Response:	The language has been restored.

Comment 15:	Are the yield and effective yield quotations mentioned in “Performance Information for the Separate Account Funds” calculated so as to be considered standardized by the SEC?
Response:	The method of calculating yield and effective yield quotations is further described in the S.A.I. and it appears to conform to the SEC standards.

Comment 16:	Clarify the captions in the Table of Contents in the S.A.I. as on the last pages of the prospectus, separating “State Regulation” and “Periodic Reports” as two separate captions.
Response:	The Table of Contents in the last pages of the prospectus has been corrected.

Comment 17:	Please confirm that a new opinion and consent of the Company’s General Counsel will be provided as per Item 9.
Response:

After consultation with outside counsel and verification that there is a consent and opinion of counsel on file, a new opinion and consent of General Counsel does not appear to be necessary when the 485(b) filing takes place, as discussed with you on April 19, 2010.

Comment 18:	Please file a Tandy Letter via EDGAR correspondence with the 485(b) filing.
Response:	This will be done.

If you have additional comments, please do not hesitate to contact me at the above telephone number.  Thank you for your courtesies.

Very truly yours,

/s/ Amy Latkin

MUTUAL OF AMERICA

LIFE INSURANCE COMPANY

NEW YORK NY 10022-6839
212 224 1562
212 224 2518 FAX

THOMAS L. MARTIN
EXECUTIVE VICE PRESIDENT AND
DEPUTY GENERAL COUNSEL
CORPORATE LAW

Via Edgar Correspondence

April 30, 2010

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549-1520

RE:	Mutual of America Life Insurance Company
Separate Account No. 2 (TVIF) (the “Registrant”)
Form N-4 Registration Statement
Post-Effective Amendment No. 42 under the Securities Act of 1933, as amended (“1933 Act”) and Amendment No. 43 under the Investment
Company Act of 1940, as amended (“1940 Act”)
File Nos. 002-90201and 811-03996 (“filing”)

Ladies and Gentlemen:

Mutual of America and Registrant filed Post-Effective Amendment No. 42 under the 1933 Act and Amendment No. 43 under the 1940 Act to the above-referenced Registration Statement on form N-4 on February 24, 2010.

In connection with this filing, the Registrant acknowledges that:

1.     The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

2.     The Securities and Exchange Commission (“Commission”) staff (“Staff”) comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

3.     The Registrant may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Thomas L. Martin
Thomas L. Martin

MUTUAL OF AMERICA

MUTUAL OF AMERICA

LIFE INSURANCE COMPANY

320 PARK AVENUE

NEW YORK NY  10022-6839

212 224 1562

212 224 2518 FAX

THOMAS L. MARTIN

EXECUTIVE VICE PRESIDENT AND

DEPUTY GENERAL COUNSEL

CORPORATE LAW

April 30, 2010

Via EDGAR correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                               Mutual of America Separate Account No. 2

Post-Effective Amendment to Registration Statement on Form N-4

(File no. 002-90201 and 811-03996, TVIF Contracts)

Filed pursuant to to Rule 485(a) of the Securities Act of 1933

Commissioners:

As in-house counsel for Mutual of America Life Insurance Company, I participated in the preparation of the above referenced Post-Effective Amendment filed on the date hereof.  Such Post-Effective Amendment does not contain disclosures that would render it ineligible to become effective under Rule 485(B) of the Securities Act of 1933.

Sincerely,

/s/ Thomas L. Martin

Thomas L. Martin
Executive Vice President and
Deputy General Counsel